Exhibit 99.1

i SJ a 1 pea7 Jt11s n , p u 1 , J o j su o 11 n 1 0 s pa:,ueAp \ f IIIJ.lt/OJN 01111 afl7 llllflDa.1 fl ttJ;tl · . • ® - • . .

C ON TE N TS CORPORATE INFORMATION 1 CHAIRMAN’S STATEMENT 2 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 4 FINANCIAL HIGHLIGHTS 6

CORPORATE INFORMATION

Independent Auditor	Deloitte & Touche	
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California 94304 USA	Maples and Calder P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	*Executive Directors* Sterling Du (Chairman, Chief Executive Officer) Chuan Chiung "Perry" Kuo (Chief Financial Officer) James Elvin Keim (Head of Marketing and Sales) *Independent Non-executive Directors* Michael Austin Teik Seng Tan Daniel Lenehan Lawrence Lai-Fu Lin Vijay Kumar Ji Liu	
Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York 10286 USA	
Share Registrar	Maples Fund Services (Cayman) Limited P.O. Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands	
Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 SMB, George Town Grand Cayman KY1-1209 Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113	
Other Addresses	3118 Patrick Henry Drive Santa Clara, CA 95054 USA Phone: (408) 987-5920 Fax: (408) 987-5929	3rd Floor, 1, Sec 4 Nanjing East Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721
Registered office	Maples Corporate Services Limited P.O. Box 309,Ugland House, Grand Cayman KY1-1104, Cayman Islands	

- 1 -

CHAIRMAN’S STATEMENT To Our Shareholders Our business strategy at O 2 Micro has always been to lead through innovation . O 2 Micro’s 2017 revenue grew 6 . 4 % compared to 2016 , and we expect this positive trend to continue as our new industry leading product lines continue to gain momentum in 2018 . The 2016 / 17 revenue increases were a result of growth in Lighting and Battery Management products, which we anticipate will significantly contribute to our revenue 2018 , which, along with growth in our Power Products line, should help continue, if not accelerate, this revenue growth trend . Our growth drivers for 2018 include products for the Television and Monitor Backlighting market, Battery Management, and Power products . In 2017 , we were very pleased with our revenue growth in Battery Management products as we extended design wins into more markets and major OEMs . Lithium batteries have become more affordable, which have opened new opportunities and increased our market expansion of technologies supporting safe Lithium Ion battery solutions in all key market areas . Many types of devices, including Power Tools, e-Bikes, e-Vehicles, Vacuum Cleaners, Garden Tools, and Uninterrupted Power Supplies, using Lithium Ion battery technology continue to become more reliable, safe and cost effective with the use of our Battery Management products . Our battery management technology continues to meet and exceed new design challenges in the market by offering mixed signal products to support new generation requirements . Our new generation IC's contain multiple system functions, including crucial battery protection against faults . O 2 Micro continues to be the market leader by offering high integration, reliable, industrial rated solutions . Our product plans in Battery Management include expansion into more cost-effective products for our existing markets and customers, as well as expansion into more complex products for new market applications requiring more sophisticated battery management needs . This includes higher cell count battery management products and our forthcoming ARM-based highly integrated microcontroller-based products . We continue to expand our patent portfolio to protect both our company and customers’ market positions . Our largest product line, Intelligent Lighting, continues to show growth despite allocation issues at some of our customers . Recent mergers and acquisitions have opened new opportunities that are favorable to our backlighting solutions, while increased market competition have made our Local Dimming technology a must-have feature for higher end TV’s and Monitors . Not only are more Chinese and Taiwanese brands utilizing our products and solutions, but we have seen an increase in our customer footprint in the high end Japanese markets from such industry leaders as Panasonic, Sharp and Sony . In the transportation market, our industrial rated products offer the high performance local dimming that meet the rigorous demands required in automotive applications . Our design wins have accelerated in several areas while we have also adapted our capabilities to help our customers overcome market-wide product shortages . For example, when a shortage of MOSFETs impacted our customers, O 2 Micro responded to this problem by quickly adopting a new line of backlighting products with integrated MOSFETS . We also see key OEMs looking to differentiate their higher end TV’s and monitors with more highly integrated application specific devices in which O 2 Micro specializes and delivers in volume, expanding our design activity with both existing and new customers . Going forward, we plan to focus more of our Backlighting R&D efforts in the industrial and automotive markets, which will result in significant design wins that should continue to keep our backlighting business healthy for years to come . While Power products revenue in 2017 was lower than planned as some new products were delayed going into production, we project our Power product revenues in new markets to grow rapidly in the short to medium term . We project 2018 revenue growth in the Smart Phone and Tablet markets to enable our Power revenues to reverse their multi-year downward trend and start to compensate for the declines in revenue caused by our legacy notebook power products . Design wins for our Smart Phone and tablet products include our new charger ICs, on-the-go charger boosters, and accurate gas gauge products which are all gaining broad market acceptance . Plans for Power Products include working on key design wins in other market areas, including high volume industrial opportunities . Converting innovation into shareholder value is our highest priority . In 2017 , we continued to build a solid foundation to launch our return to profitability, and we expect to maintain this growth trend in the upcoming quarters . We have streamlined operations and improved operational efficiency over the past five years . We were almost twice as efficient in 2017 as we were in 2012 when comparing units sold to our employee headcount and accentuated by the by the facts that i) as of the 4 th quarter of 2017 , we bought back over 19 . 5 million ADS shares since 2002 , ii) we had $ 46 . 1 million in cash and short-term investments, and iii) O 2 Micro has absolutely no debt whatsoever . Our industry leading technology, supported by our cost-effective business model, proven growth strategies, and a more diversified Board of Directors, have positioned O 2 Micro for great success in the years to come . Finally, we would like to thank our investors for your continued support and look forward to reporting our progress in the year ahead . Sterling Du Chairman of the Board and Chief Executive Officer - 2 -

- 3 - O 2 Micro International Limited and Subsidiaries Consolidated Financial Statements as of December 31, 2017 and 2016 and for the Three Years Ended December 31, 2017, 2016 and 2015, and Report of Independent Registered Public Accounting Firm

- 4 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and the Board of Directors of O 2 Micro International Limited: Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of O 2 Micro International Limited and subsidiaries (the “Company”) as of December 31 , 2017 and 2016 , the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31 , 2017 , and the related notes (collectively referred to as the “financial statements”) . In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31 , 2017 and 2016 , and the result of its operations and its cash flows for each of the three years in the period ended December 31 , 2017 , in conformity with accounting principles generally accepted in the United States of America . We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 10, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company’s management . Our responsibility is to express an opinion on the Company’s financial statements based on our audits . We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U . S . federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB . We conducted our audits in accordance with the standards of the PCAOB . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud . Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks . Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements . Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements . We believe that our audits provide a reasonable basis for our opinion . /s/ Deloitte & Touche Taipei, Taiwan Republic of China April 10, 2018 We have served as the Company’s auditor since 1998 .

- 5 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and the Board of Directors of O 2 Micro International Limited: Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of O 2 Micro International Limited and subsidiaries (the “Company”) as of December 31 , 2017 , based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission . In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 , 2017 , based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission . We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 10, 2018 expressed an unqualified opinion on those financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit . We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U . S . federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB . We conducted our audit in accordance with the standards of the PCAOB . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects . Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances . We believe that our audit provides a reasonable basis for our opinion . Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles . A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company ; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company ; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements . Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements . Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate . /s/ Deloitte & Touche Taipei, Taiwan Republic of China April 10, 2018

- 6 - FINANCIAL HIGHLIGHTS O 2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousand US Dollars, Except Per Share Amounts and Share Data) December 31 ASSETS 2017 2016 CURRENT ASSETS Cash and cash equivalents (notes 3 and 4) $ 28,520 $ 31,332 Restricted cash 35 32 Short-term investments (notes 3 and 5) 17,601 21,532 Accounts receivable, net 9,184 7,205 Inventories (note 6) 9,330 9,275 Prepaid expenses and other current assets (note 7) 1,245 1,106 Total current assets 65,915 70,482 LONG-TERM INVESTMENTS (notes 3 and 8) 3,112 4,253 PROPERTY AND EQUIPMENT, NET (note 9) 13,755 13,736 OTHER ASSETS (note 10) 2,300 2,218 TOTAL ASSETS $ 85,082 $ 90,689 LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES Notes and accounts payable $ 2,460 $ 4,329 Income tax payable 341 180 Accrued expenses and other current liabilities (note 11) 4,379 4,102 Total current liabilities 7,180 8,611 LONG-TERM LIABILITIES Accrued pension liabilities (note 13) 3 5 5 281 Deferred income tax liabilities (note 12) 9 0 6 930 Other liabilities 86 83 Total long-term liabilities 1,3 4 7 1, 294 Total liabilities 8,5 2 7 9, 905 COMMITMENTS AND CONTINGENCIES (notes 16 and 17) - - SHAREHOLDERS’ EQUITY Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares; Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,669,036,600 shares as of December 31, 2017 and 2016 Outstanding – 1,284,146,100 and 1,279,124,900 shares as of December 31, 2017 and 2016, respectively 33 33 Additional paid-in capital 1 42,9 4 6 14 2 ,738 Accumulated deficits (4 7,5 1 7) (41 ,372) Accumulated other comprehensive income 5,3 3 7 4, 415 Treasury stock – 384,890,500 and 389,911,700 shares as of December 31, 2017 and 2016, respectively (2 4,2 4 4) (25 ,030) Total shareholders’ equity 76,5 5 5 8 0 ,784 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY $ 85,0 8 2 $ 9 0 ,689 The accompanying notes are an integral part of the consolidated financial statements .

O 2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (In Thousand US Dollars, Except Per Share Amounts and Share Data) Years Ended December 31 - 7 - 2017 2016 2015 NET SALES $ 60 , 2 05 $ 56, 5 61 $ 54 , 8 41 COST OF SALES 29 , 4 26 27, 3 17 27 , 1 45 GROSS PROFIT 30 , 7 79 29, 2 44 27 , 6 96 OPERATING EXPENSES Research and development (a) 17 , 9 89 15, 6 45 18 , 4 93 Selling, general and administrative (a) 19 , 0 47 19, 4 81 23 , 6 32 Litigation income ( 1 9) ( 2 3) - Total operating expenses 37 , 0 17 35, 1 03 42 , 1 25 LOSS FROM OPERATIONS (6 , 2 3 8) (5,8 5 9) ( 1 4 , 4 2 9) NON-OPERATING INCOME Interest income 3 4 4 3 0 1 6 8 1 Foreign exchange gain, net 53 63 7 3 0 Impairment loss on long-term investments (note 8) - - (4 , 9 5 3) Gain on sale of long-term investments (note 8) 20 9 4 8 8 Gain on sale of real estate (note 9) - 1,7 2 5 7 6 7 Other, net 6 8 6 8 9 4 7 4 1 Total non-operating income (loss) 1 , 1 0 3 3,9 3 1 (2 , 0 2 6) LOSS BEFORE INCOME TAX (5 , 1 3 5) (1,9 2 8) ( 1 6 , 4 5 5) INCOME TAX EXPENSE (note 12) 1 , 0 1 0 1,0 5 8 4 , 6 4 0 NET LOSS (6 , 1 4 5 ) (2,9 8 6 ) ( 2 1 , 0 9 5 ) OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL Foreign currency translation adjustments 9 8 4 ( 3 9 7 ) (1 , 9 4 5) Unrealized gain (loss) on available-for-sale investments (note 8) (1) 1 - Unrealized pension (loss) gain ( 6 1) ( 1 3) 1 Total other comprehensive income (loss) 9 2 2 ( 4 0 9 ) (1 , 9 4 4) COMPREHENSIVE LOSS $ (5 , 2 2 3) $ (3,3 9 5) $ ( 2 3 , 0 3 9) (Continued)

O 2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (In Thousand US Dollars, Except Per Share Amounts and Share Data) Years Ended December 31 2017 2016 2015 - 8 - LOSS PER SHARE (note 15) Basic and diluted $ - $ - $ ( 0 . 0 2 ) NUMBER OF SHARES USED IN LOSS PER SHARE CALCULATION: Basic and Diluted (in thousands) 1,288,977 1,282,141 1,301,465 (a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS: Research and development $ 2 2 1 $ 231 $ 3 2 2 Selling, general and administrative $ 1 , 3 6 8 $ 1,375 $ 1 , 5 9 0 The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O 2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (In Thousand US Dollars, Except Share Data) Retained Accumulated Other Comprehensive Income Additional Earnings Unrealized Cumulative Unrealized Ordinary Shares Paid – in (Accumulated Investment Translation Pension Treasury Shareholders’ Shares Amount Capital Deficits) Gain (Loss) Adjustment Gain (Loss) Total Stock Equity BALANCE, JANUARY 1, 2015 1,660,786,600 $ 33 $ 141,229 $(17,291) $ - $ 6,886 $ (118) $ 6,768 $ (23,473) $ 107,266 Issuance of: Shares for exercise of stock options 677,100 - 31 - - - - - - 31 Shares for Employee Stock Purchase Plan 4,833,300 - 180 - - - - - - 180 Shares vested under restricted share units 15,728,550 - - - - - - - - - Acquisition of treasury stock – 69,838,000 shares - - - - - - - - (3,233) (3,233) Treasury stock reissued for : Exercise of stock options (677,10 0 ) - (47) - - - - - 47 - Employee Stock Purchase Plan (4,833,30 0 ) - (328) - - - - - 328 - Restricted share units (15,728,5 5 0) - (1,091) - - - - - 1,091 - Stock-based compensation - - 1,912 - - - - - - 1,912 Net loss for 2015 - - - (21,095) - - - - - (21,09 5 ) Pension gain - - - - - - 1 1 - 1 Foreign currency translation adjustments - - - - - (1,945) - (1,945) - (1,945) BALANCE, DECEMBER 31, 2015 1,660,786,600 33 141,886 (38,386) - 4,941 (117) 4,824 (25,240) 83,117 Issuance of: Shares for exercise of stock options 84,750 - 2 - - - - - - 2 Shares for Employee Stock Purchase Plan 2,881,350 - 73 - - - - - - 73 Shares vested under restricted share units 18,056,150 - - - - - - - - - Acquisition of treasury stock – 20,558,750 shares - - - - - - - - (619) (619) Treasury stock reissued for : Exercise of stock options (84,75 0 ) - (5) - - - - - 5 - Employee Stock Purchase Plan (2,881,35 0 ) - (187) - - - - - 187 - Restricted share units (9,806,15 0 ) - (637) - - - - - 637 - Stock-based compensation - - 1,606 - - - - - - 1,606 Net loss for 2016 - - - (2,986) - - - - - (2,986) Pension loss - - - - - - (13) (13) - (13) Foreign currency translation adjustments - - - - - (397) - (397) - (397) Unrealized gain on available-for-sale investments - - - - 524 - - 524 - 524 Reclassification adjustments for gain on available-for-sale securities included in net loss - - - - (523) - - (523) - (523) BALANCE, DECEMBER 31, 2016 1,669,036,600 33 142,738 (41,372) 1 4,544 (130) 4,415 (25,030) 80,784 Issuance of: Shares for exercise of stock options 687,350 - 29 - - - - - - 29 Shares for Employee Stock Purchase Plan 2,375,200 - 84 - - - - - - 84 Shares vested under restricted share units 20,281,800 1 (1) - - - - - - - Acquisition of treasury stock – 18,323,150 shares - - - - - - - - (708) (708) Treasury stock reissued for : Exercise of stock options (687,350) - (44) - - - - - 44 - Employee Stock Purchase Plan (2,375,200) - (151) - - - - - 151 - Restricted share units (20,281,800) (1) (1,298) - - - - - 1,299 - Stock-based compensation - - 1,589 - - - - - - 1,589 Net loss for 2017 - - - (6,145) - - - - - (6,145) Pension loss - - - - - - (61) (61) - (61) Foreign currency translation adjustments - - - - - 984 - 984 - 984 Unrealized loss on available-for-sale investments - - - - (1) - - (1) - (1) BALANCE, DECEMBER 31, 2017 1,669,036,600 $ 33 $ 142,946 $(47,51 7 ) $ - $ 5,528 $ (191) $ 5,337 $ (24,244) $ 76,555 The accompanying notes are an integral part of the consolidated financial statements. - 9 -

O 2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousand US Dollars) Years Ended December 31 2017 2016 2015 - 10 - ( 21 , 0 9 5 ) $ ( 6 , 1 45 ) $ 1,667 1,589 642 (20) - (137) 40 ( 2 , 9 8 6 ) $ 1,682 1,606 1,527 (948) - ( 1 , 7 2 6 ) ( 1 , 2 3 1 ) 2 ,4 4 6 1 ,9 1 2 9 13 (8) 4 ,9 5 3 ( 7 3 8 ) 1 ,9 8 9 OPERATING ACTIVITIES Net loss Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortization Stock-based compensation Inventory write-downs Gain on sale of long-term investments Impairment loss on long-term investments Gain on disposal of property and equipment, net Deferred income taxes Changes in operating assets and liabilities: Accounts receivable, net Inventories Prepaid expenses and other current assets Deferred charges Notes and accounts payable Income tax payable Accrued expenses and other current liabilities Accrued pension liabilities Other liabilities ( 1 , 9 79) (6 97) (1 39) (5 53) ( 1 , 8 69) 1 6 1 1 8 6 13 3 ( 2 , 0 0 8 ) ( 1 , 1 4 0 ) (6) ( 3 7 5 ) 9 9 6 ( 2 , 0 6 5 ) ( 1 , 0 6 4 ) (4) (5 6 ) 1 ,5 9 2 ( 1 , 9 3 3 ) 1 91 ( 4 1 6 ) 1 ,2 0 2 1 ,5 9 5 ( 1 , 0 3 9 ) (1 1 ) ( 1 6 8 ) Net cash used in operating activities ( 7 , 2 38 ) ( 7 , 7 9 8 ) ( 8 , 6 1 5 ) INVESTING ACTIVITIES Acquisition of: Short-term investments ( 8 , 5 05) (2 8 , 7 9 7) ( 7 , 1 2 8 ) Property and equipment (7 04) ( 6 7 3 ) ( 7 2 4 ) Decrease in: Restricted cash - - 1 32 Other assets 22 40 82 Proceeds from: 18, 3 3 1 1 6 ,7 5 5 Sale of short-term investments 12 , 6 35 Disposal of long-term investments - 5,982 167 Return of capital from long-term investment 1 , 1 63 17 3 70 Disposal of property and equipment 1 4 5 3, 8 3 7 3 ,2 0 5 Net cash provided by (used in) investing activities 4 , 7 56 ( 1 , 2 6 3 ) 1 2 ,8 5 9 FINANCING ACTIVITIES Acquisition of treasury stock (7 08) ( 6 1 9 ) ( 3 , 2 3 3 ) Proceeds from: Exercise of stock options 29 2 31 Issuance of ordinary shares under the Employee Stock Purchase Plan 84 73 1 80 Net cash used in financing activities (5 95 ) ( 5 4 4 ) ( 3 , 0 2 2 ) (C o n t i nu e d)

- 11 - O 2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousand US Dollars) Years Ended December 31 2017 2016 2015 EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE $ 265 $ (262) $ (1,092) NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS (2,812) (9,867) 130 CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR 31,332 41,199 41,069 CASH AND CASH EQUIVALENTS AT END OF THE YEAR $ 28,520 $ 31,332 $ 41,199 SUPPLEMENTAL DISCLOSURES OF CASH FLOWS Cash paid for interest $ - $ - $ - Cash paid for tax $ 818 $ 4,349 $ 1,068 The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O 2 MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars Unless Otherwise Noted) 1. GENERAL Business O 2 Micro, Inc . was incorporated in the state of California in the United States of America on March 29 , 1995 . In March 1997 , O 2 Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O 2 Micro, Inc . were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences . O 2 Micro, Inc . became the Company’s subsidiary after the share exchange . The Company designs, develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets . The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23 , 2000 , and on the Cayman Islands Stock Exchange on February 1 , 2001 . At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14 , 2005 , the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering . Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50 -for- 1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25 , 2005 . The Company commenced trading of ADSs on the NASDAQ on November 28 , 2005 , and subsequently listed the Shares on the SEHK on March 2 , 2006 , by way of introduction . On February 27 , 2009 , the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility . The Company retained its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future . The Proposed Withdrawal was approved at the EGM held on May 30 , 2009 , and the listing of the Shares on SEHK was withdrawn on September 9 , 2009 . The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O 2 Micro Electronics, Inc . (“O 2 Micro-Taiwan”), O 2 Micro International Japan Ltd . (“O 2 Micro-Japan”), and O 2 Micro (China) Co . , Ltd . (“O 2 Micro-China”) . O 2 Micro-Taiwan is engaged in operations and sales support services . O 2 Micro-Japan is engaged in sales support services . O 2 Micro-China and other subsidiaries are mostly engaged in research and development services . 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America . The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries . All intercompany accounts and transactions have been eliminated on consolidation . Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures . Accordingly, actual results could differ from those estimates . Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, - 12 -

- 13 - other-than-temporary impairment of securities, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, allowances for sales returns, pension and uncertain tax liabilities, contingencies and stock-based compensation . Concentration of Credit Risk Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable . Cash is deposited with high credit quality financial institutions . For cash equivalents and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating . For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts . Fair Value of Financial Instruments The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable . The carrying amounts approximate the fair value due to the short-term maturity of those instruments . Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices . Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities . The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists . Cash and Cash Equivalents The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents . Investments with maturities of more than three months are classified as short-term investments . Restricted Cash The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash . The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date . Short-term Investments The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings . The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses . All the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value . Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary . Unrealized losses are recorded as a charge to income when deemed other-than-temporary . There were no available-for-sale securities as of December 31 , 2017 and 2016 . Investment transactions are recorded on the trade date . Inventories Inventories are stated at the lower of standard cost or market value . The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition . Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis . The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed .

- 14 - Long-term Investments Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method . Management evaluates related information in determining whether an other-than-temporary decline in value exists . Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment . The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists . Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value . Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary . Unrealized losses are recorded as a charge to income when deemed other-than-temporary . Property and Equipment Property and equipment are stated at cost less accumulated depreciation . Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred . Depreciation is computed on a straight-line basis over estimated service lives that range as follows : buildings - 35 to 50 years, equipment - 3 to 7 years, furniture and fixtures - 3 to 7 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 5 years, and transportation equipment - 5 years . Long-lived Asset Impairment The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable . The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value . If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized . Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate . Treasury Stock The Company may retire ordinary shares repurchased under a share repurchase plan . Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased . The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”) . The reissue cost of shares repurchased is determined by the moving average method . A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program . Revenue Recognition Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers . The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectability . Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales . In certain limited instances, the Company sells its products through distributors . Since the title and risk have not been transferred upon shipment to distributors, the Company recognizes revenue on these sales

- 15 - only when these distributors sell the Company’s products to third parties. Thus, products held by these distributors are included in the Company’s inventory balance. Freight Costs Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the consolidated statements of operations and comprehensive income . Shipping and handling costs are charged to cost of sales as incurred . Research and Development Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes . All expenditures related to research and development activities of the Company are charged to operating expenses when incurred . Advertising Expenses The Company expenses all advertising and promotional costs as incurred . These costs were approximately $ 779 , 000 , $ 734 , 000 , and $ 782 , 000 in 2017 , 2016 , and 2015 , respectively . A portion of these costs was for advertising, which approximately amounted to $ 158 , 000 , $ 236 , 000 , and $ 236 , 000 in 2017 , 2016 , and 2015 , respectively . Pension Costs For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts . For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation . Government Grants Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income . If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company will estimate that obligation and recognize the amount as a liability . Income Tax The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years . Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards . The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not . Deferred income tax assets and liabilities are measured using enacted tax rates . The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions . The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any . The second step is to measure the tax benefit as the largest amount which is more than 50 % likely of being realized upon ultimate settlement .

- 16 - Stock-based Compensation The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model . The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods . The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant . The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant . Foreign Currency Transactions The functional currency is the local currency of the respective entities . Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs . Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement . At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income . Translation of Foreign Currency Financial Statements The reporting currency of the Company is the US dollar . Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates : assets and liabilities - current rate on balance sheet date ; shareholders’ equity - historical rate ; income and expenses - weighted average rate during the year . The resulting translation adjustment is recorded as a separate component of shareholders’ equity . Comprehensive Income (Loss) Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources . Legal Contingencies Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure . If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss . In view of uncertainties related to these matters, accruals are based only on the best information available at the time . As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate . Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position . As part of its standard terms and conditions, the Company offers limited indemnification to third parties with whom it enters into contractual relationships, including customers ; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims . These indemnifications typically hold third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties . These indemnifications are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products . The terms of these indemnifications may not be waived or amended except by written notice signed by both parties, and may only be terminated with respect to the Company’s products . Recent Accounting Pronouncements In May 2014 , the Financial Accounting Standard Board (FASB) issued a new standard related to revenue recognition . Under the new standard, recognition of revenue occurs when a customer obtains control of

- 17 - promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services . In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers . In August 2015 , the FASB issued an amendment to defer the effective date . The new standard is effective for fiscal years beginning after December 15 , 2017 and early adoption is permitted for annual reporting periods beginning after December 15 , 2016 . In March and April 2016 , the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing . In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition . The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application . The new guidance will be effective for the Company’s annual reporting period beginning on January 1 , 2018 . The Company will adopt the new guidance using the modified retrospective method, as allowed, which would result in recognizing the cumulative effect of initially applying the new guidance to arrangements with customers existing as of January 1 , 2018 as an adjustment to retained earnings at the date of initial application . Under this approach, prior financial information will not be restated . In the scope of work to implement the recognition and disclosure requirements of the new guidance, the Company included the following main areas : (i) assessment of changes in the timing of revenue recognition, if any ; and (ii) inclusion of variable consideration in the transaction price . The Company assessed the anticipated impact of the amended standard on existing revenue streams, contracts, transactions, and business practices . Based on procedures performed, the Company is in a position to anticipate substantially similar performance conditions under the new guidance . As such the new accounting guidance will have no material impact on the Company’s revenue recognition practices, on its consolidated financial position and results of operations . In July 2015 , the FASB issued an accounting update to simplify the measurement of inventory . The amendment requires the measurement of inventory at the lower of cost and net realizable value . Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation . The amendment applies to inventories for which cost is determined by methods other than the last-in first-out and the retail inventory methods . This amendment is effective prospectively for annual periods beginning after December 15 , 2016 and early application is permitted . The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position or cash flow . In November 2015 , the FASB issued an accounting update to simplify the presentation of deferred income taxes . The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position . The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance . This amendment is effective prospectively or retrospectively for annual periods beginning after December 15 , 2016 and early application is permitted . The Company has elected to adopt the amendment as of December 31 , 2016 , and the retrospective adoption is applied to prior reporting period presented . The adoption of this amendment did not have a material impact on the Company’s financial position . In January 2016 , the FASB issued an accounting update regarding the subsequent measurement of equity investment . The amendment requires all equity investment to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investee . The amendment also simplifies the impairment assessment of equity investments without readily determinable fair value by requiring assessment for impairment qualitatively and eliminating the complexity of the other-than-temporary impairment guidance . For financial reporting, the amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments . In addition, for public company, the amendment eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized

- 18 - cost on the balance sheet . This amendment is effective for fiscal years beginning after December 15 , 2017 and early application is prohibited . The most significant impact on the Company’s consolidated financial statements relates to the measurement of equity investments at fair value in its consolidated statements of income . The Company has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes . The Company will apply the amendment beginning on January 1 , 2018 . The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures . In February 2016 , the FASB issued a new standard regarding leases (Topic 842 ) . The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption . Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases . In January 2018 , the FASB issued an amendment permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840 , the current standard regarding leases . The guidance is effective for fiscal years beginning after December 15 , 2018 , and early adoption is permitted . The Company is currently evaluating the effect this standard will have on its financial position, results of operations, cash flow and financial statement disclosures . In March 2016 , the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows . The amendment is effective for fiscal years beginning after December 15 , 2016 , and earlier adoption is permitted . The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures . In June 2016 , the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss . The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss . In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred . The amendment is effective for fiscal years beginning after December 15 , 2019 , and earlier adoption is permitted as of the fiscal years beginning after December 15 , 2018 . The adoption of the amendments is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures . . In August 2016 , the FASB issued an accounting update to clarify the following eight cash flow classification issues : (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after the acquisition date of a business combination, (4) proceeds received from the settlement of insurance claims, (5) proceeds received from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle . The amendment is an improvement to reduce the current and potential future diversity in practice . The amendment is effective for fiscal years beginning after December 15 , 2017 , and earlier adoption is permitted . In addition, the amendment should be applied using a retrospective transition method to each period presented . The adoption of the amendments is not expected to have a material impact on the Company’s statement of cash flows . In November 2016 , the FASB issued an accounting update related to the classification and presentation of changes in restricted cash on the statement of cash flows . The amendment requires restricted cash or restricted cash equivalents should be included with cash and cash equivalent when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows . The amendment is effective for fiscal years beginning after December 15 , 2017 , and early adoption is

- 19 - permitted . The adoption of the amendments is not expected to have a material impact on the Company ’ s statement of cash flows . In March 2017 , the FASB issued an accounting update to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost . The amendment requires that an entity disaggregates the service cost component from the other components of net benefit cost and present the service cost component with other current compensation costs for related employees in the income statement . The amendment also requires an entity presents the other components elsewhere in the income statement and outside of income from operation if such subtotal is presented and allow only the service cost component of net benefit cost to be eligible for capitalization . The amendment is effective for fiscal years beginning after December 15 , 2017 and early adoption is permitted . The amendment should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets . The amendment allows for a practical expedient that permits an entity to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements . The Company intends not to apply the practical expedient for apply the retrospective presentation requirements . The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures . In May 2017 , the FASB issued an accounting update to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718 , Compensation - Stock Compensation, to a change in the terms or conditions of a share-based payment award . Under the amendment, modification accounting is required to be applied unless all of the following are the same immediately before and after the change : (1) the award’s fair value (or calculated value or intrinsic value, if those measurement methods are used) ; (2) the award’s vesting conditions ; and (3) the award’s classification as an equity or liability instrument . The amendment is effective for fiscal years beginning after December 15 , 2017 and early adoption is permitted . The amendment should be applied prospectively to an award modified on or after the adoption date . The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures . In February 2018 , the FASB issued an accounting update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act . Consequently, the amendment eliminates the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users . However, because the amendment only relates to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected . The amendment is effective for fiscal years beginning after December 15 , 2018 and early adoption is permitted . The amendment should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U . S . federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized . The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations and financial statement disclosures . 3. FAIR VALUE MEASUREMENTS The Company measures its cash equivalents and marketable securities at fair value . Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants . As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability . The Company measures its cash equivalents and marketable securities at fair value . The Company also determines the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable . A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value :

- 20 - Level 1 – Level 2 – Level 3 – Observable inputs such as quoted prices for identical instruments in active markets; Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows: (In Thousands) The Company utilized a pricing service to estimate fair value measurements for the money market mutual funds . The pricing service utilized market quotations for fixed maturity securities that had quoted prices in active markets . Fixed maturity securities generally traded daily on dealer bids rather than bids recorded on exchanges . The pricing service prepared estimates of fair value measurements for these securities using its proprietary pricing applications which included available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing . Since most of the fixed maturity securities had maturities of one year or less, the Company believed that the fair value would not be materially different from the original purchased cost . The Company’s fair value processes included controls that were designed to ensure appropriate fair values were recorded . Such controls, which may be performed quarterly or when certain assets need to be measured at fair value on a non-recurring basis, include a detailed review of methodologies and assumptions and a management review of valuation . The fair value estimates provided by the pricing service for the Company’s investments were based on observable market information rather than market quotes . Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31 , 2017 and 2016 , respectively . Fair Value Measurements at the End of the Reporting Period Level 1 Level 2 Level 3 Total Items measured at fair value on a recurring basis at December 31, 2017 Cash and cash equivalents Money market mutual funds $ - $ 1 6 3 $ - $ 1 6 3 Items measured at fair value on a recurring basis at December 31, 2016 Cash and cash equivalents Money market mutual funds $ - $ 1 6 2 $ - $ 1 6 2 Items measured at fair value on a nonrecurring basis (nil at December 31, 2017 and 2016)

- 21 - 4. CASH AND CASH EQUIVALENTS (In Thousands) December 31 2017 2016 Time deposits $ 1,913 $ 2,289 Savings and checking accounts 26, 4 36 28 , 8 73 Money market mutual funds 1 6 3 1 6 2 Petty cash 8 8 $ 28,520 $ 31,332 5. SHORT-TERM INVESTMENTS (In Thousands) December 31, 2017 Time deposits Gross Unrealized Gross Unrealized Fair Cost Gains Losses Value $ 17,601 $ - $ - $ 17,601 December 31, 2016 Gross Unrealized Gross Unrealized Fair Cost Gains Losses Value $ 21,532 $ - $ - $ 21,532 Time deposits Short-term investments by contractual maturity were as follows: (In Thousands) Time deposits Due within one year December 31, 2017 F a i r Co s t V al u e $ 17,601 $ 17,601 (In Thousands) December 31, 2016 F a i r Co s t V al u e Time deposits Due within one year $ 21,504 $ 21,504 Due after one year through two years 28 28 $ 21,532 $ 21,532

- 22 - 6. INVENTORIES (In Thousands) December 31 2017 2016 Finished goods $ 2,730 $ 2,586 Work-in-process 2,5 0 1 3 , 3 4 1 Raw materials 4,0 9 9 3 , 3 4 8 $ 9,330 $ 9,275 7. PREPAID EXPENSES AND OTHER CURRENT ASSETS (In Thousands) December 31 2017 2016 $ 5 7 9 3 2 1 1 7 1 89 $ 4 2 0 2 0 2 3 6 8 48 Prepaid expenses Payment in advance Other receivable Interest receivable Other 85 68 $ 1,245 $ 1,106 8. LONG-TERM INVESTMENTS (In Thousands) December 31 2017 2016 Cost method Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) $ 1,232 $ 2,365 Philip Ventures Enterprise Fund (“PVEF”) 36 44 Excelliance MOS Co., Ltd (“EMC”) 1,8 4 4 1 , 8 4 4 Asia Sinomos Semiconductor Inc. (“Sinomos”) - - Silicon Genesis Corporation (“SiGen”) - $ 3,112 - $ 4,253

- 23 - The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities. (In Thousands) Years Ended December 31 2017 2016 2015 Balance at beginning of period Other comprehensive income before reclassification adjustment Reclassification adjustment $ - - - $ - 5 2 3 (523) $ - - - Balance at end of period $ - $ - $ - In July 2008 , the Company invested in preferred shares of Sigurd Cayman for $ 5 , 700 , 000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”) . Upon completion of the transaction, the Company obtained a 19 . 54 % ownership of Sigurd Cayman . The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests . In April 2010 , the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $ 1 , 500 , 000 . In September 2015 , Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co . , Ltd . (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman . In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $ 4 , 835 , 000 in 2015 . The resulting investment which was classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model considering the latest available financial information which primarily consists of cash and time deposits . The valuation inputs primarily included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows . The significant unobservable input is assumed no future revenue and cost associated with production activities . In December 2017 , Sigurd Cayman completed a share buyback program . Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $ 1 , 133 , 000 . As of December 31 , 2017 , the Company held 8 , 557 , 577 shares, which represented an 18 . 88 % ownership of Sigurd Cayman . The Company invested in X-FAB’s ordinary shares in July 2002 . X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application . As of December 31 , 2015 , the Company held 530 , 000 shares at the cost of $ 4 , 968 , 000 ( 4 , 982 , 000 EURO), which represented a 1 . 60 % ownership of X-FAB . In April 2016 , the Company sold the entire X-FAB’s ordinary shares to a third party company and a gain of $ 413 , 000 was recorded for the year ended December 31 , 2016 . In November 2005 , the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $ 585 , 000 (SG $ 1 , 000 , 000 ) for 20 units in the placement at SG $ 50 , 000 per unit . The Company further invested $ 357 , 000 (SG $ 500 , 000 ) in June 2010 to obtain 30 units . A portion of the shares were redeemed by PVEF in November 2012 ,and May 2015 at a cost of $ 445 , 000 and $ 330 , 000 , respectively, and the carrying cost of the Company is reduced to $ 167 , 000 accordingly . In December 2015 , in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $ 118 , 000 . A portion of the shares were further redeemed by PVEF in 2016 and 2017 , accordingly, the carrying cost of the investment was reduced to $ 36 , 000 as of December 31 , 2017 . The Company held a 5 % interest in the fund as of December 31 , 2017 . The Company invested $ 1 , 960 , 000 (NT $ 62 , 900 , 000 ) in EMC’s 3 , 468 , 000 ordinary shares in June 2010 . EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system . In December 2012 , the Company sold 200 , 000 shares in the amount of $ 138 , 000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan . As of December 31 , 2017 , the Company held 3 , 474 , 854

- 24 - shares at the cost of $ 1 , 844 , 000 , which represented an 11 . 15 % ownership of EMC . In January 2018 , the Company further sold 70 , 000 shares in the amount of $ 120 , 000 in the process of EMC’s listing application to the Taipei Exchange . In January 2005 , the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $ 5 , 000 , 000 . In May and December 2006 , the Company further invested in preferred shares of $ 3 , 288 , 000 and $ 4 , 785 , 000 , respectively . In September 2008 , in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $ 13 , 073 , 000 . Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $ 2 , 942 , 000 . As of December 31 , 2017 , the Company held 30 , 101 , 353 of ordinary and preference shares, representing an 18 . 41 % ownership of Sinomos . The Company invested in SiGen’s preferred shares in December 2000 . SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications . In 2002 and 2003 , the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero . The Company held 23 , 946 shares of SiGen as of December 31 , 2017 , representing a 0 . 06 % ownership of SiGen . The Company invested in the preference shares of GEM Services, Inc . (“GEM”) in August 2002 . GEM is a multinational semiconductor assembly and test company . In April 2016 , GEM was successfully listed on the Taiwan Stock Exchange and as such investment was classified as available-for-sale . In the third quarter of 2016 , the Company sold the entire GEM’s shares in the stock exchange market and a gain of $ 523 , 000 was recorded for the year ended December 31 , 2016 . 9. PROPERTY AND EQUIPMENT, NET (In Thousands) December 31 2 0 17 2 0 16 Cost Accumulated depreciation Land $ 2,510 $ 2,510 Buildings 6,0 6 6 6 , 0 6 6 Equipment 19, 9 99 21 , 2 84 Furniture and fixtures 8 0 0 7 7 9 Leasehold improvements 2,2 4 7 2 , 1 3 5 Transportation equipment 6 2 2 6 5 7 Property leased to others 4,2 7 4 3 , 9 4 4 Prepayment for property and equipment 1,8 3 9 1 , 6 2 9 38, 3 57 39 , 0 04 Buildings 1,8 0 7 1 , 6 6 7 Equipment 19, 2 61 20 , 5 21 Furniture and fixtures 7 6 9 7 3 3 Leasehold improvements 1,8 9 8 1 , 5 3 6 Transportation equipment 5 4 4 6 1 0 Property leased to others 3 2 3 2 0 1 24, 6 02 25 , 2 68 $ 13,755 $ 13,736

- 25 - Depreciation expense recognized during the years ended December 31 , 2017 , 2016 , and 2015 , was approximately $ 1 , 016 , 000 , $ 1 , 103 , 000 , and $ 1 , 730 , 000 , respectively . In August 2009 , the Company sold its land, located in Hsinchu, Taiwan, to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot, with a carrying value of approximately $ 8 , 918 , 000 . The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth . Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014 . The Company has also sold 5 building units to third parties since the fourth quarter of 2014 . As a result of the sale of building units, net gains of $ 767 , 000 and $ 458 , 000 were recorded for the years ended December 31 , 2015 and 2014 , respectively . In the third quarter of 2016 , the Company disposed one of the three units of the Company’s office building located in China, and a net gain of $ 1 , 725 , 000 was recorded for the year ended December 31 , 2016 . No building unit transactions were occurred for the year ended December 31 , 2017 . 10. OTHER ASSETS (In Thousands) December 31 2017 2016 Deferred charges $ 1,0 5 3 $ 8 6 7 Land use rights 7 0 6 7 2 4 Refundable deposits 4 2 1 4 4 3 Deferred income tax assets – noncurrent 1 2 0 1 8 4 $ 2,300 $ 2,218 Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years . Amortization expense of the deferred charges for the years ended December 31 , 2017 , 2016 , and 2015 , was approximately $ 633 , 000 , $560,000, and $688,000, respectively. All land within municipal zones in China is owned by the government . Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones . Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources . Land use rights granted for industrial purposes are limited to a term of no more than 50 years . Land use rights are recorded at cost less accumulated amortization . Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49 . 7 years . Amortization expense of the land use rights for the years ended December 31 , 2017 , 2016 , and 2015 , was approximately $ 18 , 000 , $ 19 , 000 , and $ 28 , 000 , respectively .

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31	
	2017	2016
Salaries, bonus and benefits	$ 2,768	$ 2,235
Engineering related expenses	386	641
Legal and audit fees	310	251
Withholding tax payable	108	86
Shipping expenses	101	74
Payable for acquisition of equipment	96	277
Value-added tax payable	46	36
Promotional expenses	41	66
Consulting fees	6	5
Other accrued expenses	517	431
	$ 4,379	$ 4,102

12. INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Loss before income taxes consisted of:

(In Thousands)

	Years Ended December 31		
	2017	2016	2015
Cayman Islands	$ (7,371)	$ (4,156)	$(19,183)
Foreign	2,236	2,228	2,728
	$ (5,135)	$ (1,928)	$(16,455)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31		
	2017	2016	2015
Current	$ 970	$ 2,289	$ 2,651
Deferred	40	(1,231)	1,989
Income tax expense	$ 1,010	$ 1,058	$ 4,640

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

- 26 -

- 27 - (In Thousands) Years Ended December 31 2017 2016 2015 Tax expense at statutory rate $ - $ - $ - Increase (decrease) in tax resulting from: Differences between Cayman and foreign tax rates 4 1 4 4 4 9 6 7 5 Changes in deferred income tax assets and liabilities ( 5 4 6 ) (1,2 4 9) 1 , 9 7 6 Adjustments to prior years’ taxes 12 33 20 Changes in valuation allowances for deferred income tax assets 5 8 6 18 13 Withholding taxes on repatriation of subsidiary profits 2 9 8 1,6 6 9 1 , 7 5 7 Other 2 4 6 1 3 8 1 9 9 $ 1,010 $ 1,058 $ 4,640 The deferred income tax assets and liabilities as of December 31, 2017 and 2016 consisted of the following: (In Thousands) December 31 2 0 17 2016 Deferred income tax assets Research and development credits $ 6,637 $ 5,979 Net operating loss carryforwards 82 1 6 1 Depreciation and amortization 1 6 9 2 6 9 Accrued vacation and other expenses 68 25 6,9 5 6 6 , 4 3 4 Valuation allowance (6,8 3 6) (6 , 2 5 0) Total net deferred income tax assets $ 1 2 0 $ 1 8 4 Deferred income tax liabilities Withholding taxes on repatriation of subsidiary profits $ 9 0 6 $ 9 2 0 Unrealized foreign exchanges - 10 $ 9 0 6 $ 9 3 0 The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely . The valuation allowance increased by $ 586 , 000 , $ 18 , 000 , and $ 13 , 000 for the years ended December 31 , 2017 , 2016 , and 2015 , respectively . The changes in the valuation allowance in 2017 , 2016 , and 2015 , were primary due to the fluctuations in R&D credits from O 2 Micro Inc . that could not be utilized . As of December 31 , 2017 , O 2 Micro, Inc . had U . S . federal and state research and development credit carryforwards of approximately $ 5 , 290 , 000 and $ 6 , 980 , 000 , respectively . The U . S . federal research and development credit will expire from 2022 through 2037 if not utilized, while the state research and development credit will never expire . Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U . S . Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations . The annual limitation may result in the expiration of federal research and development credits before utilization .

- 28 - As of December 31 , 2017 , the Company’s subsidiary had U . S . net operating loss carryforwards for federal and state tax purpose of $ 228 , 000 and $ 489 , 000 , respectively, which will expire, if not utilized beginning in 2035 and 2028 . On December 22 , 2017 , the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted into law and the new legislation contains certain key tax provisions that affected the Company . The Tax Act affects the Company by (i) reducing the U . S . tax rate to 21 % effective January 1 , 2018 , and (ii) impacting the values of the deferred assets and liabilities . Pursuant to U . S . GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period . Therefore, the following changes in the tax laws have been accounted for in 2017 . The Company’s deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31 , 2017 . The amount of U . S . net operating losses that the Company has available and the Company’s ability to utilize them to reduce future taxable income is not impacted by the Tax Act . To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015 . As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $ 906 , 000 and $ 920 , 000 as of December 31 , 2017 and 2016 , respectively . The Company files income tax returns in various foreign jurisdictions . The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2012 because of the statute of limitations . 13. RETIREMENT AND PENSION PLANS The Company has a savings plan that qualifies under Section 401 (k) of the US Internal Revenue Code . Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary . The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997 . The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices . For the years ended December 31 , 2017 , 2016 , and 2015 , pension costs charged to income in relation to the contributions to these schemes were $ 1 , 053 , 000 , $ 984 , 000 , and $ 1 , 152 , 000 , respectively . The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O 2 Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements . This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment . The Labor Law requires the Company to contribute between 2 % to 15 % of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2 % of employee salaries . Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan . The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law . The government also sets investment policies and strategies, determines investment allocation and selects investment managers . As of December 31 , 2017 and 2016 , the asset allocation was primarily in cash, equity securities and debt securities . Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return . However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government . Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets .

The percentage of major category of plan assets as of December 2017 and 2016 were as follows:

	December 31	
	2017	2016
Cash	20%	18%
Debt securities	30%	30%
Equity securities	43%	45%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2017 and 2016 were as follows:

(In Thousands)

	Years Ended December 31		
	2017	2016	2015
Projected benefit obligation, beginning of the year	$ 877	$ 838	$ 838
Service cost	3	3	3
Interest cost	14	13	16
Benefits paid	-	-	-
Actuarial loss	58	8	11
Effect of changes in foreign exchange rate	74	15	(30)
Projected benefit obligation, end of the year	$ 1,026	$ 877	$ 838
Fair value of plan assets, beginning of the year	$ 596	$ 566	$ 545
Employer contributions	19	16	27
Actual return on plan assets	6	4	14
Effect of changes in foreign exchange rate	50	10	(20)
Fair value of plan assets, end of the year	$ 671	$ 596	$ 566

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31		
	2017	2016	2015
Service cost	$ 3	$ 3	$ 3
Interest cost	14	13	16
Expected return on plan assets	(11)	(10)	(9)
Amortization of net pension loss	3	1	6
Net periodic benefit cost	$ 9	$ 7	$ 16

The funded status of the plan was as follows:

(In Thousands)

	December 31	
	2017	2016
Accumulated benefit obligation	$ (846)	$ (714)
Project benefit obligation	(1,026)	(877)
Plan assets at fair value	671	596

- 29 -

- 30 - Funded status of the plan $ (355) $ (281) The actuarial assumptions to determine the benefit obligations were as follows: December 31 2 0 17 2 0 16 Discount rate 1.0% 1 . 5% Rate of compensation increases 2.0% 2 . 0% The actuarial assumptions to determine the net periodic benefit cost were as follows: Years Ended December 31 2017 2016 2015 Discount rate 1.0% 1.5% 2 . 0% Rate of compensation increases 2.0% 2.0% 2 . 0% Expected long-term rate of return on plan assets 1.5% 1.8% 1 . 8% The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions. Estimated future benefit payments are as follows: (In Thousands) Year 2018 2019 2020 2021 2022 and thereafter $ 16 17 40 21 4 7 3 14. STOCK-BASED COMPENSATION Employee Stock Purchase Plan In October 1999 , the Board adopted the 1999 Employee Stock Purchase Plan (“ 1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000 . A total of 50 , 000 , 000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001 , up to 40 , 000 , 000 shares as approved by the Board . In June 2008 , an additional 20 , 000 , 000 shares were reserved for issuance as also approved by the Board . The 1999 Purchase Plan was subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure .

- 31 - The 1999 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1 % to 10 % of an employee’s regular base pay . Beginning November 1 , 2005 , the 1999 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November . Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90 % of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90 % of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period) . Employees may have elected to discontinue their participation in the purchase plan at any time ; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date . Participation ends automatically on termination of employment with the Company . If not terminated earlier, the 1999 Purchase Plan had a term of 10 years . As approved by the EGM held on May 30 , 2009 , the Company adopted the 2009 Employee Stock Purchase Plan (“ 2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009 . The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan . The 2009 Purchase Plan has a term of 10 years, if not terminated earlier . A total of 25 , 000 , 000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009 . As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016 , additional 15 , 000 , 000 and 25 , 000 , 000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively . From 2015 to 2017 , 10 , 089 , 850 ordinary shares had been purchased under the 2009 Purchase Plan . Stock Option Plans In 1997 , the Board adopted the 1997 Stock Plan, and in 1999 , adopted the 1999 Stock Incentive Plan . The plans provide for the granting of stock options to employees, directors and consultants of the Company . Under the 1997 Stock Plan, the Board reserved 185 , 000 , 000 ordinary shares for issuance . After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan . Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150 , 000 , 000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001 , equal to the lesser of 75 , 000 , 000 shares or 4 % of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator . As of December 31 , 2017 , the number of stock options outstanding and exercisable was both 0 under the 1999 Stock Incentive Plan . The Board adopted the 2005 Share Option Plan (“ 2005 SOP”), which was effective on March 2 , 2006 , the date the Company completed the listing on the SEHK . The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan . The Company began issuing stock options solely under the 2005 SOP for up to 100 , 000 , 000 ordinary shares . As approved by the EGM held on May 30 , 2009 , the number of shares available for issue was increased from 100 , 000 , 000 to 175 , 000 , 000 shares . The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009 . As approved by the AGM held on June 22 , 2012 , additional 50 , 000 , 000 ordinary shares were reserved for issuance under the 2005 SOP . Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares . The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years . As of December 31 , 2017 , the number of stock options outstanding and exercisable was 134 , 743 , 050 and 117 , 859 , 200 , respectively, under the 2005 SOP . In 2015 , the Board adopted the 2015 Stock Incentive Plan (“ 2015 SIP”), which was approved by the Shareholders in July 2015 , and replaced the 2005 SOP after it expired on March 2 , 2016 . The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“ 2005 SIP”) . The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company . The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100 , 000 , 000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively . The maximum number of

- 32 - and kind of Awards granted under the 2015 SIP shall not each exceed 125 , 000 , 000 ordinary shares . The Awards granted are generally vested over a requisite service period of 4 years . As of December 31 , 2017 , the number of stock options outstanding and exercisable was 50 , 757 , 500 and 19 , 124 , 900 , respectively, under the 2015 SIP . A summary of the Company’s stock option activity under the plans as of December 31 , 2017 , and changes during the year then ended is presented as follows : Number of Options Shares Weighted Average E x e r cise Price Weighted Average Remaining Contract Life Aggre g a t e Intrinsic Value Outstanding Options, January 1, 2017 2 0 7 , 8 3 7,9 0 0 $ 0.0692 Granted 10 , 4 72, 5 00 $ 0.0468 Exercised ( 6 87, 3 5 0 ) $ 0.0428 Forfeited or expired ( 3 2 , 1 2 2,5 0 0 ) $ 0.0496 Outstanding Options, December 31, 2017 1 8 5 , 5 0 0,5 5 0 $ 0.0714 4.21 $ 115,000 Vested and Expected to Vest Options at December 31, 2017 1 8 2 , 3 5 2,2 3 2 $ 0.0719 4.16 $ 110,000 Exercisable Options at December 31, 2017 1 3 6 , 9 8 4,1 0 0 $ 0.0814 3.52 $ 52,000 The total intrinsic value of options exercised during the years ended December 31, 2017, 2016, and 2015 was $5,000, $1,000, and $2,000, respectively. The following table summarizes information about outstanding and vested stock options: Options Outstanding Options Exercisable Weighted Range of Exercise Prices Number Outs t a n di n g Average Remaining C o n t r ac tu al Life Weighted Average E x e r cise Price Number E x e r c is able and Vested Weighted Average E x e r c i se Price $0.0274 - $0.0314 40, 7 64 , 4 00 6.22 $ 0.0306 18,157,950 $ 0.0305 $0.0338 - $0.0506 36, 1 30 , 5 00 6.05 $ 0.0452 17,652,300 $ 0.0469 $0.0612 - $0.0750 35, 3 17 , 7 50 3.65 $ 0.0666 34,719,900 $ 0.0665 $0.0776 - $0.1016 32, 8 73 , 5 00 4.10 $ 0.0838 26,039,550 $ 0.0848 $0.1122 - $0.1636 40, 4 14 , 4 00 1.10 $ 0.1301 40,414,400 $ 0.1301 Balance, December 31, 2017 1 8 5 , 5 0 0,5 5 0 4.21 $ 0.0714 136,984,100 $ 0.0814 The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table . Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant . The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards . Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term . The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future .

Stock Options Employee Stock Purchase Plan Years Ended December 31 Years Ended December 31 2017 2016 2015 2017 2016 2015 Risk-free interest rate 1.84%-1.93% 1.14%-1.33% 1.18%-1.50% 0.51%-1.18% 0.22%-0.35% 0.01%-0.08% Expected life 5 5 5 0.25-0.26 0.25-0.26 0.25-0.26 Years Years Years Years Years Years Volatility 37%-38% 34% 33%-36% 40%-79% 34%-48% 35%-48% Dividend - - - - - - - 33 - The weighted-average grant-date fair value of options granted during the years ended December 31 , 2017 , 2016 , and 2015 was $ 0 . 0168 , $ 0 . 0097 , and $ 0 . 0127 , respectively . The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31 , 2017 , 2016 , and 2015 was $ 0 . 0092 , $ 0 . 0054 , and $ 0 . 0080 , respectively . Share Incentive Plan The Board adopted the 2005 SIP, which was effective on March 2 , 2006 , the date the Company completed the SEHK listing . The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75 , 000 , 000 ordinary shares . As approved by the EGM held on May 30 , 2009 , the number of shares available for issue was increased from 75 , 000 , 000 to 125 , 000 , 000 shares . The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK . As approved by the AGM held on June 22 , 2012 , an additional 62 , 500 , 000 ordinary shares were reserved for issuance under the 2005 SIP . These awards under 2005 SIP may be granted to employees, directors and consultants of the Company . The granted RSUs are generally vested over a requisite service period of 4 years . In 2015 , the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015 , and replaced the 2005 SIP after it expired on March 2 , 2016 . Please refer to above discussions for 2015 SIP . A summary of the status of the Company’s RSUs as of December 31 , 2017 , and changes during the year ended December 31 , 2017 , is presented as follows : Number of Ou t s t a nding RSUs Weighted Average G r a n t- Da t e Fair Value Nonvested at January 1, 2017 57,937,850 $ 0.0438 Granted 35,906,700 $ 0.0450 Vested (20,281,800) $ 0.0492 Forfeited and expired (1,445,050) $ 0.0424 Nonvested at December 31, 2017 72,117,700 $ 0.0429 As of December 31 , 2017 , there was $ 2 , 253 , 000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs . The cost is expected to be recognized over a weighted-average period of 2 . 43 years . The total fair value of RSUs vested during the years ended December 31 , 2017 , 2016 , and 2015 was $ 998 , 000 , $1,169,000, and $1,246,000, respectively. Cash received from option exercise under all share-based payment arrangements for the years ended December 31 , 2017 , 2016 , and 2015 , was $ 113 , 000 , $ 75 , 000 , and $ 211 , 000 , respectively .

- 34 - Ordinary Shares Reserved As of December 31, 2017, ordinary shares reserved for future issuance were as follows: Outstanding stock options 1 8 5,5 0 0 , 5 5 0 Outstanding RSUs 72, 1 17 , 7 00 Shares reserved for future Awards grants 59, 1 53 , 7 00 Shares reserved for Employee Stock Purchase Plan 23, 5 68 , 9 50 3 4 0,3 4 0 , 9 0 0 Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive . The anti-dilutive stock options excluded and their associated exercise prices per share were 185 , 500 , 550 shares at $ 0 . 0274 to $ 0 . 1636 as of December 31 , 2017 , 207 , 837 , 900 shares at $ 0 . 0274 to $ 0 . 1636 as of December 31 , 2016 , and 177 , 528 , 800 shares at $ 0 . 0454 to $ 0 . 2176 as of December 31 , 2015 . The anti-dilutive RSUs excluded were 72 , 117 , 700 , 57 , 937 , 850 shares, and 50,608,350 shares as of December 31, 2017, 2016, and 2015, respectively. 16. COMMITMENTS Lease Commitments The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2021 . For the years ended December 31 , 2017 , 2016 , and 2015 , leasing costs charged to income in relation to these agreements were $ 1 , 601 , 000 , $ 1 , 899 , 000 , and $ 2 , 106 , 000 , respectively . The Company’s office lease provides for periodic rental increases based on the general inflation rate . Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares . 15. EARNINGS (LOSS) PER SHARE Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period . Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options . A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows : Years Ended December 31 2017 2016 2015 Net loss (in thousands) $ (6,145) $ (2,986) $ (21,095) Weighted average shares outstanding (in thousands) – basic 1,288,977 1,282,141 1,301,465 Effect of dilutive securities: Options and RSUs (in thousands) - - - Weighted average shares outstanding (in thousands) – diluted 1,288,977 1,282,141 1,301,465 Loss per share – basic and diluted $ - $ - $ (0.02)

- 35 - As of December 31, 2017, future minimum lease payments under all non-cancelable operating lease agreements were as follows: (In Thousands) Year Operating Leases 2018 $ 1,420 2019 8 9 7 2020 3 5 3 2021 13 Total minimum lease payments $ 2,683 Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years . As of December 31 , 2017 , those purchase commitments were as follows : (In Thousands) Year 2018 $ 4 5 2 2019 2 4 3 2020 19 Total $ 7 1 4 17. CONTINGENCIES The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims . These actions may be in various jurisdictions and may involve patent protection and/or infringement . While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations . No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations . No provision for any litigation has been provided as of December 31 , 2017 and 2016 . 18. FINANCIAL INSTRUMENTS Information on the Company’s financial instruments was as follows : (In Thousands) December 31 2017 2016 C ar r y in g Amou n t Fair V a lu e Car r ying Amo u n t Fair V al u e Assets Cash and cash equivalents $ 28,520 $ 28,520 $ 31,332 $ 31,332 Restricted cash 35 35 32 32 Short-term investments 17, 6 01 17, 6 01 21, 5 32 21 , 5 32

- 36 - The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values . Long-term investments are in privately-held companies where there is no readily determinable market value and are recorded using the cost method . Since they entail an unreasonable high cost to obtain verifiable fair values, fair value is not presented . The Company periodically evaluates these investments for impairment . If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value . 19. SEGMENT INFORMATION The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete as set information . The Company does not have inter-segment revenue, and, accordingly, there is none to be reported . The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments . The accounting policies for segment reporting are the same as for the Company as a whole . Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows : (In Thousands) Years Ended December 31 2 0 17 2016 2015 China $ 51, 9 62 $ 46, 7 84 $ 45, 8 54 Japan 3,1 4 8 2,5 3 5 3,7 5 9 Taiwan 2,3 0 5 3,0 0 9 2,2 7 4 Korea 1,4 3 5 2,2 5 7 8 7 9 Singapore 9 0 5 1,5 3 9 1,3 9 8 Other 4 5 0 4 3 7 6 7 7 $ 60, 2 05 $ 56, 5 61 $ 54, 8 41 For the years ended December 31, 2017, 2016, and 2015, only one customer accounted for 10% or more of net sales. The percentage of net sales to these customers was as follows: Years Ended December 31 2 0 17 2016 2015 Customer A 15% 8% 9% Customer B 9% 10% 11% Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year: (In Thousands) December 31 2 0 17 2016 2015 Taiwan $ 6,1 4 5 $ 5,6 0 7 $ 5,8 1 3 U.S.A. 4,0 1 5 4,1 7 6 4,1 6 2 China 3,5 6 5 3,9 2 0 3,9 9 7 Other 30 33 39 $ 13, 7 55 $ 13, 7 36 $ 14, 0 11

O_2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!



Beijing
Seoul
Wuhan
Tokyo
Chengdu
Shanghai
Shenzhen
Taipei
Hsinchu
Hong Kong
Santa Clara
Cayman Islands

Marketing Support Centers:

•Santa Clara •Seoul

•Shanghai •Taipei •Tokyo

Operations and Design Centers:

•Beijing •Chengdu •Europe •Hong Kong

•Hsinchu •Santa Clara •Shanghai •Taipei •Wuhan

Area Lighting Technology™, Free dimming™, Express Charge™, and combinations thereof are trademarks of O_2Micro. The O_2Micro Logo and text, Breathing Life into Mobility®, PO_2WER®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO_2WER-ON-DEMAND®, ExpressSwitch®, Cool Charge®, Topology-on-Demand®, ALT®, Constant-Ripple-Current®, Breathing Life into Security®, Security Logo Bug, Cool Battery Technology®, Battery Balancing on Demand®, BLEEDING ON DEMAND®, CO_2OL Battery Technology®, O2 Lock Device, Livingstone Energy®, Smart SOC®, and combinations thereof are registered trademarks of O_2Micro. The absence of the trademark symbol in any of the product names or logos belonging to O_2Micro appearing anywhere in the text of this document does not constitute a waiver of O_2Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O_2Micro's products; adverse economic conditions generally or specifically affecting O_2Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O_2Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O_2Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as